Filed by Athena Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-40209

Subject Company: Heliogen, Inc.

In connection with the previously announced business combination between Athena Technology Acquisition Corp. (“Athena”) and Heliogen, Inc. (“Heliogen”), the following press release was released on October 18, 2021. A copy of the press release is being filed herewith as a written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

Heliogen and Woodside to Collaborate on Breakthrough Solar Technology Project to Reduce Carbon Emissions

Oct 18, 2021

PASADENA, Calif., October 18, 2021 — Heliogen, a leading provider of AI-enabled concentrated solar energy, today announced further significant steps toward deployment of its new solar energy technology with Woodside Energy (USA) Inc., a wholly-owned subsidiary of leading Australian energy producer Woodside Petroleum Ltd (ASX: WPL), with the potential to play a significant role in the development of Woodside’s future energy business.

Heliogen has been granted by Woodside a Limited Notice To Proceed (“LNTP”) to begin procurement of key equipment for a 5 megawatt (MW) commercial-scale demonstration facility in California. The proposed facility will use Heliogen’s AI-enabled concentrated solar technology.

The issuance of the LNTP marks a critical step in the collaboration and follows a joint six-month feasibility study by Woodside and Heliogen and a front-end engineering and design (“FEED”) contract that commenced earlier in 2021. The companies expect Full Notice to Proceed and construction to begin in 2022.

Heliogen’s breakthrough technology is a modular, turnkey, AI-enabled concentrated solar energy system that aims to deliver clean energy with nearly 24/7 availability. The facility will utilize advanced computer vision software that precisely aligns an array of mirrors to reflect sunlight to a single target on the top of a solar tower, thereby enabling low-cost storage in the form of high-temperature thermal energy. Heliogen’s customers can opt to build on the baseline system that provides industrial-grade heat by adding thermal energy storage systems, a turbine for power generation, and electrolyzers for green hydrogen production.

The two companies also announced their intent to jointly market Heliogen’s technology in the US and Australia. Under the proposed joint marketing arrangement, the companies will consider establishing a roadmap to collaborate on additional potential renewable energy projects, including replicating and scaling Heliogen’s modular, AI-enabled concentrated solar facility to support Woodside’s forecasted power requirements at its international locations, noting Woodside’s commitments to reduce net emissions from its existing and future businesses. The arrangements under discussion include a framework to design, optimize and sell modularized industrial-scale and cost-competitive integrated renewable energy and hydrogen solutions in the US, and marketing rights for Woodside in Australia.

Woodside CEO Meg O’Neill said the new collaboration with Heliogen demonstrated Woodside’s focus on developing innovative technologies to meet customer requirements for low-cost, lower-carbon energy.

“This is a significant step toward the development of our first facility with Heliogen, which we hope will be just the start of our ongoing collaboration.”

“Heliogen’s innovative technology could play a key supporting role in development of Woodside’s zero-carbon hydrogen and ammonia business, which would rely on access to abundant and reliable renewable power.”

“We are also excited about the marketing rights for Heliogen’s technology in Australia, where our abundant solar energy resources support application of this technology in remote power generation and other industrial processes,” she said.

“Heliogen’s AI-enabled concentrated solar technology has the potential to transform heavy industry by turning sunlight into a zero-carbon source of heat, power and hydrogen that is nearly always available,” said Heliogen CEO and founder, Bill Gross.  “Although costs of large-scale solar are falling, conventional solar technologies are not yet cost-competitive with fossil fuels in most energy markets due to their intermittent availability. Heliogen’s technology aims to close this gap through the use of AI, software and thermal storage. As the energy sector is ripe for applications of green hydrogen fuels and decarbonization strategies, Woodside is an ideal collaborator for our breakthrough solar technology, which will support the operational characteristics of heavy industry. We are excited to reach this important milestone in our relationship with Woodside and look forward to helping them to efficiently achieve their sustainability targets.”

About Heliogen

Heliogen is a renewable energy technology company focused on eliminating the need for fossil fuels in heavy industry and empowering a sustainable future. The company’s AI-enabled, modular concentrated solar technology aims to cost-effectively deliver near 24/7 carbon-free energy in the form of heat, power, and green hydrogen fuel at scale for the first time in history. Heliogen was created at Idealab, the leading technology incubator founded by Bill Gross in 1996. For more information about Heliogen, please visit heliogen.com.

On July 6, 2021, Heliogen entered into a definitive business combination agreement with Athena Technology Acquisition Corp. (NYSE: ATHN). Upon the closing of the business combination, Heliogen will become publicly traded on the New York Stock Exchange under the new ticker symbol “HLGN”. Additional information about the transaction can be viewed here: https://heliogen.com/investor-center/.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Woodside

Woodside led the development of the LNG industry in Australia and is applying this same pioneering spirit to solving future energy challenges. The company is recognised for its world-class capabilities as an integrated upstream supplier of energy with a focus on LNG, which is a lower-emissions, competitive fuel ideally suited to supporting decarbonisation and improving air quality. Woodside is working to improve its energy efficiency, reduce and offset emissions, and explore options for lower-carbon energy in line with its aspiration to achieve net zero by 2050. Woodside seeks out opportunities to improve business performance through innovative thinking and applying technologies developed outside its industry.

Woodside Media Contact:

Christine Forster, Media Relations Manager

christine.forster@woodside.com.au

+61 484 112 469

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”)  has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus which has not yet become effective. After the registration statement is declared effective, Athena will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Additional information about the proposed business combination and related transactions will be described in Athena’s combined proxy statement/prospectus relating to the proposed business combination and the businesses of Athena and Heliogen, Inc. (“Heliogen”), which Athena has filed with the SEC. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents filed in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials will contain important information about Heliogen, Athena and the proposed business combination and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combination and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Heliogen Media Contact

Leo Traub, Antenna Group for Heliogen

heliogen@antennagroup.com

+ 1 646 883 3562

Heliogen Investor Contact

Caldwell Bailey

ICR, Inc.

HeliogenIR@icrinc.com

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus, which has not yet become effective. After the registration statement is declared effective, Athena will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Additional information about the proposed business combination and related transactions is described in Athena’s combined proxy statement/prospectus relating to the proposed business combination and the businesses of Athena and Heliogen, Inc. (“Heliogen”), which Athena has filed with the SEC. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents filed in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials will contain important information about Heliogen, Athena and the proposed business combination and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is contained in the preliminary and, when available, will be contained in the definitive proxy statements/prospectus related to the proposed business combination and related transactions, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.